THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR IMMEDIATE RELEASE

UNBRIDLED ENERGY CORPORATION ANNOUNCES THE FILING

OF ITS 2007 YEAR-END RESERVES INFORMATION

CALGARY-PITTSBURGH · April 29, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: O4U) (the “Company”) announces that it has filed its 2007 year-end reserves information in accordance with Canadian National Instrument 51-101.  Estimates of reserves and projections of production were based on an independent reserves evaluation prepared for the Company by Schlumberger Data & Consulting Services using data to December 31, 2007.  Copies of the reserve reports filed by the Company are available on SEDAR at www.sedar.com under the profile for the Company.

Unbridled Energy Corporation

“Joseph H. Frantz Jr.”

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, in that it refers to reports filed by the Company prepared and filed in accordance with Canadian National Instrument 51-101, which reports include estimates of projected production.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management, formed in consultation with its independent reserves evaluator, on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2007 on Form 51-102F1.

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IN THE UNITED STATES.

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